UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TCR2 Therapeutics Inc.

(Name of Issuer)

Common stock, par value US$0.0001 per share

(Title of Class of Securities)

87808K106

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	87808K106

1	Names of Reporting Persons China Molybdenum Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,137,419
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,137,419

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,137,419
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(1)
12	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on 24,034,024 shares of Common Stock of TCR[2] Therapeutics Inc. (the “Issuer”) outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

SCHEDULE 13G

CUSIP No.	87808K106

1	Names of Reporting Persons China Molybdenum (Hong Kong) Company Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,137,419
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,137,419

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,137,419
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(1)
12	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on 24,034,024 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

SCHEDULE 13G

CUSIP No.	87808K106

1	Names of Reporting Persons Upnorth Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,137,419
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,137,419

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,137,419
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(1)
12	Type of Reporting Person (See Instructions) CO

(1)	This percentage is calculated based on 24,034,024 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

Item 1.

(a)	Name of Issuer:

TCR2 Therapeutics Inc.

(b)	Address of Issuer’s Principal Executive Offices:

100 Binney Street

Suite 710

Cambridge, Massachusetts 02142

United States of America

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by China Molybdenum Co., Ltd. (“CMOC”), a company organized under the laws of the People’s Republic of China (“China”), China Molybdenum (Hong Kong) Company Limited (“CMOC HK”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”) and Upnorth Investment Limited (“Upnorth”, together with CMOC and CMOC HK, the “Reporting Persons”), a company organized under the laws of the British Virgin Islands.

Upnorth is wholly-owned by COMC HK, which in turn is a wholly-owned subsidiary of CMOC.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for CMOC is North Yihe, Huamei Shan Road, Luanchuan, Luoyang, Henan, China. The address of the principal business office for CMOC HK is 22/F, Ovest, No.77 Wing Lok Street, Sheung Wan, Hong Kong. The address of the principal business office for Upnorth is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Common stock, par value US$0.0001 per share (“Common Stock”), of the Issuer

(e)	CUSIP No.:

87808K106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2019.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2019.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Common Stock that are beneficially owned by each Reporting Person as of December 31, 2019 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 2.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2020

CHINA MOLYBDENUM CO., LTD.

By:	/s/ Chaochun LI
Chaochun LI
Executive Director

CHINA MOLYBDENUM (HONG KONG) COMPANY LIMITED

By:	/s/ Chaochun LI
Chaochun LI
Director

UPNORTH INVESTMENT LIMITED

By:	/s/ Chaochun LI
Chaochun LI
Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated February 22, 2019 by and among China Molybdenum Co., Ltd., China Molybdenum (Hong Kong) Company Limited and Upnorth Investment Limited (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 22, 2019).

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